

September 18, 2014

Via E-mail
Laine Goldstein, CFO
Take-Two Interactive Software, Inc.
622 Broadway
New York, New York 10012

Re: **Take-Two Interactive Software, Inc.**
                Form 10-K for the Fiscal Year Ended March 31, 2014
                Filed May 14, 2014
                File No. 001-34003

Dear Ms. Goldstein:

We have reviewed your letter dated August 14, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 5, 2014.

Form 10-K for the Fiscal Year Ended March 31, 2014

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 78

1.   We note from your response to prior comment 2 that you do not provide hosting for the game play functionality of your game franchises and you are not required to provide support to the companies that provide the hosting; however your response did not address any implicit obligations to game players. Please tell us what consideration was given to ongoing performance obligations to players of *Grand Theft Auto V* and *NBA 2K14.* Describe the company-specific criteria you considered in evaluating the significance of

online functionality, such as multiplayer, similar to the analysis you provided for prior comments 8 and 9 in your response letter dated March 13, 2009. Also, describe any significant differences in the online play capabilities, such as multiplayer, of these titles compared to previous titles released under these franchises.

Item 11. Executive Compensation, page 58 (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed July 28, 2014)

Compensation Discussion and Analysis, page 29

2.   We refer to our prior comment 17 in our February 27, 2009 letter and your related response, and note that you continue to identify only four named executive officers in your executive compensation discussion. As noted in our prior comment, Item 402(a)(3)(iii) of Regulation S-K requires disclosure of your three most highly compensated executive officers, other than the principal executive and financial officers, who were serving at the end of the last completed fiscal year. Please provide us with an updated analysis for how you determined that no other individual is an executive officer as defined by Rule 3b-7 of the Exchange Act such that disclosure would be required under Item 402 of Regulation S-K. In preparing your response, please note that the definition of executive officer under that rule includes any vice president in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the company.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief